The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated March 30, 2021

April , 2021	Registration Statement Nos. 333-236659 and 333-236659-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments

Capped Buffered Return Enhanced Notes Linked to the iShares® Global Clean Energy ETF due April 28, 2023

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

•	The notes are designed for investors who seek a return of 2.00 times any appreciation of the iShares® Global Clean Energy ETF, up to a maximum return of between 39.75% and 43.75%, at maturity.
•	Investors should be willing to forgo interest and dividend payments and be willing to lose up to 90.00% of their principal amount at maturity.
•	Despite its name, there is no guarantee that the Fund will provide exposure to companies that exhibit positive or favorable clean energy characteristics. If the clean energy characteristics of the Fund are a factor in your decision to invest in the notes, you should consult with your legal or other advisers before making an investment in the notes.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes are expected to price on or about April 30, 2021 and are expected to settle on or about May 5, 2021.
•	CUSIP: 48132TA55
•	JPMorgan Chase & Co. and/or its affiliates have previously agreed to make unconditional and irrevocable donations to The Nature Conservancy to support one or several forestry projects. These donations are not contingent on the sale of the notes and will not impact the final terms of the notes. Our affiliates expect to realize profits for assuming risks inherent in hedging our obligations under the notes. Some of these projected profits, if any, may be used to offset a portion of the donations. See “Supplemental Donation Information” in this pricing supplement.
•	The issuance of the notes and the related use of proceeds are not intended to comply with the Social Bond Principles, June 2020 and/or the Green Bond Principles, June 2018. See “Supplemental Donation Information” in this pricing supplement.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-12 of the accompanying product supplement, “Risk Factors” beginning on page US-3 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $7.50 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $949.50 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $900.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement to product supplement no. 4-II dated November 4, 2020, underlying supplement no. 1-II dated November 4, 2020 and the prospectus and prospectus supplement, each dated April 8, 2020

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Fund: The iShares® Global Clean Energy ETF (Bloomberg ticker: ICLN)

Maximum Return: Between 39.75% and 43.75% (corresponding to a maximum payment at maturity of between $1,397.50 and $1,437.50 per $1,000 principal amount note) (to be provided in the pricing supplement)

Upside Leverage Factor: 2.00

Buffer Amount: 10.00%

Pricing Date: On or about April 30, 2021

Original Issue Date (Settlement Date): On or about May 5, 2021

Observation Date*: April 25, 2023

Maturity Date*: April 28, 2023

* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Payment at Maturity:

If the Final Value is greater than the Initial Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Fund Return × Upside Leverage Factor), subject to the Maximum Return

If the Final Value is equal to the Initial Value or is less than the Initial Value by up to the Buffer Amount, you will receive the principal amount of your notes at maturity.

If the Final Value is less than the Initial Value by more than the Buffer Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Fund Return + Buffer Amount)]

If the Final Value is less than the Initial Value by more than the Buffer Amount, you will lose some or most of your principal amount at maturity.

Fund Return:

(Final Value – Initial Value)
Initial Value

Initial Value: The closing price of one share of the Fund on the Pricing Date

Final Value: The closing price of one share of the Fund on the Observation Date

Share Adjustment Factor: The Share Adjustment Factor is referenced in determining the closing price of one share of the Fund and is set equal to 1.0 on the Pricing Date. The Share Adjustment Factor is subject to adjustment upon the occurrence of certain events affecting the Fund. See “The Underlyings — Funds — Anti-Dilution Adjustments” in the accompanying product supplement for further information.

PS-1 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the iShares® Global Clean Energy ETF

Hypothetical Payout Profile

The following table and graph illustrate the hypothetical total return and payment at maturity on the notes linked to a hypothetical Fund. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns and payments set forth below assume the following:

•	an Initial Value of $100.00;
•	a Maximum Return of 39.75%;
•	an Upside Leverage Factor of 2.00; and
•	a Buffer Amount of 10.00%.

The hypothetical Initial Value of $100.00 has been chosen for illustrative purposes only and may not represent a likely actual Initial Value. The actual Initial Value will be the closing price of one share of the Fund on the Pricing Date and will be provided in the pricing supplement. For historical data regarding the actual closing prices of one share of the Fund, please see the historical information set forth under “The Fund” in this pricing supplement.

Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and graph have been rounded for ease of analysis.

Final Value	Fund Return	Total Return on the Notes	Payment at Maturity
$180.000	80.000%	39.75%	$1,397.50
$165.000	65.000%	39.75%	$1,397.50
$150.000	50.000%	39.75%	$1,397.50
$140.000	40.000%	39.75%	$1,397.50
$130.000	30.000%	39.75%	$1,397.50
$120.000	20.000%	39.75%	$1,397.50
$119.875	19.875%	39.75%	$1,397.50
$110.000	10.000%	20.00%	$1,200.00
$105.000	5.000%	10.00%	$1,100.00
$101.000	1.000%	2.00%	$1,020.00
$100.000	0.000%	0.00%	$1,000.00
$95.000	-5.000%	0.00%	$1,000.00
$90.000	-10.000%	0.00%	$1,000.00
$80.000	-20.000%	-10.00%	$900.00
$70.000	-30.000%	-20.00%	$800.00
$60.000	-40.000%	-30.00%	$700.00
$50.000	-50.000%	-40.00%	$600.00
$40.000	-60.000%	-50.00%	$500.00
$30.000	-70.000%	-60.00%	$400.00
$20.000	-80.000%	-70.00%	$300.00
$10.000	-90.000%	-80.00%	$200.00
$0.000	-100.000%	-90.00%	$100.00

PS-2 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the iShares® Global Clean Energy ETF

The following graph demonstrates the hypothetical payments at maturity on the notes for a sub-set of Fund Returns detailed in the table above (-80% to 80%). There can be no assurance that the performance of the Fund will result in the return of any of your principal amount in excess of $100.00 per $1,000 principal amount note, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

How the Notes Work

Upside Scenario:

If the Final Value is greater than the Initial Value, investors will receive at maturity the $1,000 principal amount plus a return equal to the Fund Return times the Upside Leverage Factor of 2.00, up to the Maximum Return of between 39.75% and 43.75%. Assuming a hypothetical Maximum Return of 39.75%, an investor will realize the maximum payment at maturity at a Final Value at or above 119.875% of the Initial Value.

•	If the closing price of one share of the Fund increases 5.00%, investors will receive at maturity a 10.00% return, or $1,100.00 per $1,000 principal amount note.
•	Assuming a hypothetical Maximum Return of 39.75%, if the closing price of one share of the Fund increases 80.00%, investors will receive at maturity a return equal to the 39.75% Maximum Return, or $1,397.50 per $1,000 principal amount note, which is the maximum payment at maturity.

Par Scenario:

If the Final Value is equal to the Initial Value or is less than the Initial Value by up to the Buffer Amount of 10.00%, investors will receive at maturity the principal amount of their notes.

Downside Scenario:

If the Final Value is less than the Initial Value by more than the Buffer Amount of 10.00%, investors will lose 1% of the principal amount of their notes for every 1% that the Final Value is less than the Initial Value by more than the Buffer Amount.

•	For example, if the closing price of one share of the Fund declines 60.00%, investors will lose 50.00% of their principal amount and receive only $500.00 per $1,000 principal amount note at maturity, calculated as follows:

$1,000 + [$1,000 × (-60.00% + 10.00%)] = $500.00

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

PS-3 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the iShares® Global Clean Energy ETF

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement, product supplement and underlying supplement.

Risks Relating to the Notes Generally

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —

The notes do not guarantee any return of principal. If the Final Value is less than the Initial Value by more than 10.00%, you will lose 1% of the principal amount of your notes for every 1% that the Final Value is less than the Initial Value by more than 10.00%. Accordingly, under these circumstances, you will lose up to 90.00% of your principal amount at maturity.

•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN,

regardless of any appreciation of the Fund, which may be significant.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —

Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

•	THE NOTES DO NOT PAY INTEREST.
•	YOU WILL NOT RECEIVE DIVIDENDS ON THE FUND OR THE SECURITIES HELD BY THE FUND OR HAVE ANY RIGHTS WITH RESPECT TO THE FUND OR THOSE SECURITIES.
•	LACK OF LIQUIDITY —

The notes will not be listed on any securities exchange. Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. You may not be able to sell your notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT —

You should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the Maximum Return.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —

The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are

PS-4 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the iShares® Global Clean Energy ETF

included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —

See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —

The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the price of one share of the Fund. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

Risks Relating to the Fund

•	THERE ARE RISKS ASSOCIATED WITH THE FUND —

The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund and, consequently, the value of the notes.

•	THE PERFORMANCE AND MARKET VALUE OF THE FUND, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY, MAY NOT CORRELATE WITH THE PERFORMANCE OF THE FUND’S UNDERLYING INDEX AS WELL AS THE NET ASSET VALUE PER SHARE —

The Fund does not fully replicate its Underlying Index (as defined under “The Fund” below) and may hold securities different from those included in its Underlying Index. In addition, the performance of the Fund will reflect additional transaction costs and fees that are not included in the calculation of its Underlying Index. All of these factors may lead to a lack of correlation between the

PS-5 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the iShares® Global Clean Energy ETF

performance of the Fund and its Underlying Index. In addition, corporate actions with respect to the equity securities underlying the Fund (such as mergers and spin-offs) may impact the variance between the performances of the Fund and its Underlying Index. Finally, because the shares of the Fund are traded on a securities exchange and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund.

During periods of market volatility, securities underlying the Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Fund and the liquidity of the Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Fund. As a result, under these circumstances, the market value of shares of the Fund may vary substantially from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Fund, which could materially and adversely affect the value of the notes in the secondary market and/or reduce any payment on the notes.

•	RISKS ASSOCIATED WITH THE CLEAN ENERGY SECTOR —

All or substantially all of the equity securities held by the Fund are issued by companies whose primary line of business is directly associated with the clean energy sector. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this sector than a different investment linked to securities of a more broadly diversified group of issuers. The risks of investing in the clean energy sector include the risks of focusing investments in the water, energy and environmental sectors, and adverse developments in these sectors may significantly affect the price of the Fund. Clean energy companies may be highly dependent upon government subsidies, contracts with government entities and the successful development of new and proprietary technologies. In addition, seasonal weather conditions, fluctuations in the supply of and demand for clean energy products, changes in energy prices, international political events, the success of project development and tax and other governmental regulatory policies may cause fluctuations in the performance of clean energy companies and the prices of their securities. Weak demand for the companies’ products or services or for clean energy products and services in general, may adversely affect the Fund’s performance. Obsolescence of existing technology, short product cycles, legislation resulting in more strict government regulations and enforcement policies, falling prices and profits, energy conservation, the supply of, and demand for, oil and gas, the price of oil and gas, competition from new market entrants and general economic conditions can significantly affect the clean energy sector. The clean energy sector is relatively nascent and under-researched in comparison to more established and mature sectors, and should therefore be regarded as having greater investment risk. Therefore, shares of companies in this sector maybe more volatile and, historically, have been more volatile than shares of companies operating in other, more established industries. In addition, certain methods used to value companies involved in the alternative power and power technology sectors, particularly those companies that have not yet traded profitably, have not been in widespread use for a significant period of time. As a result, the use of these valuation methods may serve to increase further the volatility of certain alternative power and power technology company share prices. These factors could affect the clean energy sector and could affect the value of the equity securities held by the Fund and the price of the Fund during the term of the notes, which may adversely affect the value of your notes.

•	NON-U.S. SECURITIES RISK —

Some of the equity securities held by the Fund have been issued by non-U.S. companies.  Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities.  Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC.

•	EMERGING MARKETS RISK —

Some of the equity securities held by the Fund have been issued by non-U.S. companies located in emerging markets countries.  Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries.  The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates.  Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK —

Because the prices of the non-U.S. equity securities held by the Fund are converted into U.S. dollars for purposes of calculating the net asset value of the Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the non-U.S. equity securities held by the Fund trade.  Your net exposure will depend on the extent to which

PS-6 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the iShares® Global Clean Energy ETF

those currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities held by the Fund denominated in each of those currencies.  If, taking into account the relevant weighting, the U.S. dollar strengthens against those currencies, the price of the Fund will be adversely affected and any payment on the notes may be reduced.

•	RECENT EXECUTIVE ORDERS MAY ADVERSELY AFFECT THE PERFORMANCE OF THE FUND —

Pursuant to recent executive orders, U.S. persons are prohibited from engaging in transactions in, or possession of, publicly traded securities of certain companies that are determined to be linked to the People’s Republic of China military, intelligence and security apparatus, or securities that are derivative of, or are designed to provide investment exposure to, those securities.  The sponsor of the Underlying Index for the Fund has recently removed the equity securities of a small number of companies from the index from which the constituents of the Underlying Index are drawn in response to these executive orders.  If the issuer of any of the equity securities held by the Fund is in the future designated as such a prohibited company, the value of that company may be adversely affected, perhaps significantly, which would adversely affect the performance of the Fund.  In addition, under these circumstances, each of the sponsor of the Underlying Index and the Fund is expected to remove the equity securities of that company from the Underlying Index and the Fund, respectively.  Any changes to the composition of the Fund in response to these executive orders could adversely affect the performance of the Fund.

•	THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED —

The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

PS-7 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the iShares® Global Clean Energy ETF

The Fund

The Fund is an exchange-traded fund of iShares® Trust, a registered investment company, that seeks to track the investment results, before fees and expenses, of an index composed of global equities in the clean energy sector, which we refer to as the Underlying Index with respect to the Fund. The Underlying Index for the Fund is currently the S&P Global Clean Energy IndexTM. The S&P Global Clean Energy IndexTM is a modified market capitalization-weighted index that is designed to measure the performance of 30 of the largest companies in global clean energy related businesses from both developed and emerging markets.  Despite its name, there is no guarantee that the Fund will provide exposure to companies that exhibit positive or favorable clean energy characteristics.  If the clean energy characteristics of the Fund are a factor in your decision to invest in the notes, you should consult with your legal or other advisers before making an investment in the notes.  For additional information about the Fund, see Annex B in this pricing supplement.

Historical Information

The following graph sets forth the historical performance of the Fund based on the weekly historical closing prices of one share of the Fund from January 8, 2016 through March 26, 2021. The closing price of one share of the Fund on March 29, 2021 was $22.41. We obtained the closing prices above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The closing prices above and below may have been adjusted by Bloomberg for actions taken by the Fund, such as stock splits.

The historical closing prices of one share of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Fund on the Pricing Date or the Observation Date. There can be no assurance that the performance of the Fund will result in the return of any of your principal amount in excess of $100.00 per $1,000 principal amount note, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

Tax Treatment

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-II. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement.  Assuming this treatment is respected, subject to the possible application of the “constructive ownership” rules, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price.  The notes could be treated as “constructive ownership transactions” within the meaning of Section 1260 of the Code, in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over your holding period for the notes.  Our special tax counsel has not expressed an opinion with respect to whether the

PS-8 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the iShares® Global Clean Energy ETF

constructive ownership rules apply to the notes.  Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.

The IRS or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on your notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations. Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2023 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, we expect that Section 871(m) will not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the notes. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.

The estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.

PS-9 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the iShares® Global Clean Energy ETF

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Payout Profile” and “How the Notes Work” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Fund” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

We intend to lend the net proceeds from the sale of the notes to JPMorgan Chase & Co. and/or its affiliates (collectively “J.P. Morgan”). J.P. Morgan intends to use the proceeds from these loans to provide additional funds for its operations and for other general corporate purposes.

Supplemental Donation Information

J.P. Morgan has previously agreed to make unconditional and irrevocable donations of $700,000, in the aggregate, to The Nature Conservancy to support one or several forestry projects.  According to The Nature Conservancy, these projects are part of a forest restoration initiative that aims to plant one billion healthy trees across the globe, working to restore certain critical forests.  See Annex A in this pricing supplement for more information about The Nature Conservancy. There is no assurance that these projects will be successful or be completed as intended.  These donations and the amounts of these donations are not contingent on the sale of the notes and will not impact the final terms of the notes. Since October 2020, J.P. Morgan has donated a total of $200,000.  In January 2021, J.P. Morgan irrevocably agreed to donate an additional $200,000 and, in February 2021, J.P. Morgan irrevocably agreed to donate an additional $300,000.

Our affiliates expect to realize profits for assuming risks inherent in hedging our obligations under the notes.  Some of these projected profits, if any, may be used to offset a portion of the donations.

The issuance of the notes and the related use of proceeds described above are not intended to comply with the Social Bond Principles, June 2020 and/or the Green Bond Principles, June 2018 (the “Principles”).  The Principles are voluntary process guidelines published by the International Capital Markets Association for the issuance of social or green bonds developed by a committee of issuers, investors and other market participants. We cannot assure you that the donations to The Nature Conservancy meets your expectations concerning environmental or sustainability benefits, expectations for sustainable finance products or any criteria or guidelines with which you are required to comply.

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Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement, the accompanying product supplement and the accompanying underlying supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-II dated November 4, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320021467/crt_dp139322-424b2.pdf
•	Underlying supplement no. 1-II dated November 4, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320021471/crt_dp139381-424b2.pdf
•	Prospectus supplement and prospectus, each dated April 8, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

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Annex A

The Nature Conservancy

J.P. Morgan previously agreed to make unconditional and irrevocable donations of $700,000, in the aggregate, to The Nature Conservancy (TNC) to support one or several forestry projects.  These donations and the amount of these donations are not contingent on the sale of the notes. Since October 2020, J.P. Morgan has donated a total of $200,000.  In January 2021, J.P. Morgan irrevocably agreed to donate an additional $200,000 and, in February 2021, J.P. Morgan irrevocably agreed to donate an additional $300,000.

We have derived all information about TNC set forth below including, without limitation, who TNC is, TNC’s mission, TNC’s impact and TNC’s goals from publicly available information, without independent verification.

Who is the TNC?

TNC describes itself as a global environmental nonprofit working to create a world where people and nature can thrive.

Founded in the United States in 1951, TNC believes that it has grown to become an effective and wide-reaching global environmental organization. TNC states that it impacts conservation in 79 countries and territories across six continents thanks to more than a million members and the dedicated efforts of its staff and more than 400 scientists.

TNC’s Mission

TNC’s stated mission is to conserve the lands and waters on which all life depends. TNC envisions a world where the diversity of life thrives, and people act to conserve nature for its own sake and its ability to fulfill the needs of people and enrich lives. TNC cites projects such as its work in land acquisition and its research that influences global policy, as evidence of TNC’s constant evolution so that it can help confront the world’s most important challenges.

There is no assurance that TNC will accomplish its stated mission, that it will continue to evolve or that it will address the world’s most significant challenges.

Consensus in a Better Future

According to TNC, seven (7) decades of conservation experience highlight that more can be accomplished for nature when TNC brings together people and organizations across borders, sectors and political aisles.

An Organization Focused on Conservation

As a leading global charity, TNC believes that it puts donations to work efficiently and effectively to make a great impact on conservation. We cannot assure you that J.P. Morgan’s donations to TNC meet your expectations concerning environmental or sustainability benefits or your expectations for its impact on conservation.

TNC’s Goals

•	Tackle Climate Change
•	Protect Land and Water
•	Provide Food and Water Sustainability
•	Build Healthy Cities

There is no assurance that any of these goals will be achieved or positively impacted by J.P. Morgan’s donations.

J.P. Morgan’s donations are not intended to comply with the Social Bond Principles, June 2020 and/or the Green Bond Principles, June 2018. These donations are not a Commercial Co-Venture with TNC.

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Annex B

The iShares® Global Clean Energy ETF

All information contained in this pricing supplement regarding the iShares® Global Clean Energy ETF (the “ICLN Fund”) has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by iShares® Trust and BlackRock Fund Advisors (“BFA”). The ICLN Fund is an investment portfolio of iShares® Trust. BFA is currently the investment adviser to the ICLN Fund. The ICLN Fund is an exchange-traded fund that trades on The NASDAQ Stock Market under the ticker symbol “ICLN.”

The ICLN Fund seeks to track the investment results, before fees and expenses, of an index composed of global equities in the clean energy sector, which is currently the S&P Global Clean Energy IndexTM. For additional information about the ICLN Fund, see the information set forth under “Fund Descriptions — The iShares® ETFs” in the accompanying underlying supplement. For the purposes of the accompanying underlying supplement, the ICLN Fund is an “iShares® ETF.”

The S&P Global Clean Energy IndexTM

All information contained in this pricing supplement regarding the S&P Global Clean Energy IndexTM, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P Dow Jones”). The S&P Global Clean Energy IndexTM is calculated, maintained and published by S&P Dow Jones. S&P Dow Jones has no obligation to continue to calculate and publish, and may discontinue calculation and publication of, the S&P Global Clean Energy IndexTM.

The S&P Global Clean Energy IndexTM is a modified market capitalization-weighted index that is designed to measure the performance of 30 of the largest companies in global clean energy related businesses from both developed and emerging markets. The S&P Global Clean Energy IndexTM is reported by Bloomberg L.P. under the ticker symbol “SPGTCLEN.”

The S&P Global Clean Energy IndexTM Eligibility

To be eligible for inclusion in the S&P Global Clean Energy IndexTM, an eligible stock must have a minimum total market capitalization of US$ 300 million and a minimum float-adjusted market capitalization of US$ 100 million. Eligible stocks must also maintain a 3-month Average Daily Value Traded Liquidity Threshold of US$ 3 million for new constituents and US$ 2 million for current constituents. Eligible stocks must be trading on a developed market exchange and included in the S&P® Global BMI Index in order to be considered for inclusion in the S&P Global Clean Energy IndexTM. For more information about the S&P® Global BMI Index’s constituent selection process, please see “The S&P® Global BMI Index Constituent Selection” below.

The S&P® Global BMI Constituent Selection

The S&P® Global BMI Index is designed to measure global stock market performance. Securities issued by companies domiciled in countries classified as developing or emerging markets are eligible for inclusion in the S&P® Global BMI Index. The S&P® Global BMI covers all publicly listed equities with float-adjusted market capitalizations of at least $100 million. At the S&P® Global BMI Index reconstitution, an S&P® Global BMI Index constituent is removed if its float-adjusted market capitalization falls below US$ 75 million.

At the annual reconstitution, the liquidity of each stock being considered for inclusion is evaluated using two median daily value traded metrics:

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1.	Eligible stocks must have a minimum USD 12 month median value traded ratio (MVTR) to be eligible. The ratio is calculated by taking the US$ median daily value traded (MDVT) amount for each of the 12 months preceding the rebalancing reference date, multiplying the monthly amount by the number of days that the stock traded during that month, and then dividing by its end-of-month float-adjusted market capitalization, also calculated in US$. The sum of the 12 monthly values is the MVTR for that stock. If a stock has traded for less than 12 months, the average of the available monthly values is taken and multiplied by 12. Monthly MDVT is defined as the median of the daily value traded for a given company in a given month. The value traded is calculated by multiplying the number of shares traded by each stock’s price.
2.	Eligible stocks must have a minimum USD MDVT over the six months prior to the rebalancing reference date to be eligible. If a stock has traded for less than six months, the MDVT amount for as long as the stock has been trading is used. The requirements vary based on a stock’s country classification, whether emerging or developed. These requirements are summarized in the following table:

Liquidity Thresholds for Potential Constituents
Region	12-Month MVTR (%)	6-Month MDVT (US$M)
Emerging	10	0.1
Developed	20	0.25

At annual reconstitution, current constituents of the S&P® Global BMI are removed if either of the liquidity metrics fall below the thresholds in the following table:

Liquidity Thresholds for Current Constituents
Region	12-Month MVTR (%)	6-Month MDVT (US$M)
Emerging	7	0.07
Developed	14	0.175

All investable primary market share classes are included in the S&P® Global BMI Index. All publicly listed multiple share class lines are eligible for inclusion in the S&P® Global BMI Index, subject to meeting the eligibility criteria and foreign investors may hold shares in the class.

If the practical available limit for an existing constituent (as defined by the known shares actually available to foreign investors) falls below 5%, then it will be removed from the S&P® Global BMI Index at the next quarterly rebalancing. A stock can be added only if the practical available limit is 10% or more. All stocks are reviewed for this at each quarterly rebalancing.

Initial Public Offerings (IPOs), as well as new listings on eligible exchanges and issues that emerged from bankruptcy status can be added to the S&P® Global BMI on a quarterly basis. The criteria for inclusion are the same as that used at the annual reconstitution. In addition, the stock must have a trading history of at least three months as of the reference date. The reference date for quarterly inclusions is five weeks prior to the effective rebalancing date, and additions are effective at the open of Monday following the third Friday of March, June, September, and December. Market cap and liquidity are evaluated as of the reference date. Since the stocks will have traded less than a full year, the trading value data that is available is annualized to determine S&P® Global BMI Index eligibility.

Certain large IPOs are eligible for fast track entry to the S&P® Global BMI Index subject to the following conditions:

•	Only newly public IPOs and direct placement listings will be considered eligible for fast track entry. Formerly bankrupt companies that switch from Over-the-Counter Exchange (“OTC”) or a non-covered exchange to an S&P Dow Jones covered exchange are ineligible.
•	Fast track IPO additions must meet a minimum float-adjusted market capitalization (“FMC”) threshold of US$ 2 billion, calculated using the shares offered (excluding over-allotment options) and the closing price on the first day of trading on an eligible exchange. The threshold level is reviewed from time to time and updated as needed to assure consistency with market conditions.
•	In addition, the IPO will need to meet all other applicable S&P® Global BMI Index eligibility rules except for the liquidity requirement. If all necessary public information is available, S&P Dow Jones verifies that the fast track conditions have been met. Once S&P Dow Jones announces that the IPO is eligible for fast track addition, it is added to the S&P® Global BMI Index with five business days lead time. Fast track IPO additions eligible to be added during a quarterly rebalancing freeze period will be added on the rebalancing effective date.

Between rebalancings, a company can be deleted from the S&P® Global BMI Index due to corporate events such as mergers, acquisitions, delistings or bankruptcies. Companies that fall below US$ 25 million float-adjusted market capitalization are removed from

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the S&P® Global BMI Index. Evaluations are made quarterly using data from the reference date which is five weeks prior to the effect rebalancing date. Deletions are effective at the open of Monday following the third Friday in March, June, September and December.

A company is deleted from the S&P® Global BMI Index if it is involved in a merger, acquisition or significant restructuring such that it no longer meets the eligibility criteria. If a company’s shares are no longer available or are no longer trading, the company is deleted from the S&P® Global BMI Index as soon as reasonably possible providing that five days’ notice is given. In the event the information of delisting, bankruptcy or ineligible status becomes public after the fact, the stock may be removed with a one-day notice period.

The S&P Global Clean Energy IndexTM Construction

Stocks that meet the eligibility criteria are reviewed from specific practices related to clean energy in their business description. The universe of companies that may be considered eligible for potential index inclusion is determined by S&P Dow Jones based on factors such as a company’s business description and its most recent reported revenue by segment. Companies are identified as being in the clean energy business for their involvement in the production of Clean Energy or provision of Clean Energy Technology & Equipment, including but not limited to: Biofuel & Biomass Energy Production, Biofuel & Biomass Technology & Equipment, Ethanol & Fuel Alcohol Production, Fuel Cells Technology & Equipment, Geothermal Energy Production, Hydro Electricity Production, Hydro-Electric Turbines & Other Equipment, Photo Voltaic Cells & Equipment, Solar Energy Production, Wind Energy Production, and Wind Turbines & Other Wind Energy Equipment.

After determining the eligible universe, the S&P Global Clean Energy IndexTM components are selected as follows:

1.	S&P Dow Jones defines exposure scores for each company based on its primary business (see the following table).
2.	The 30 largest companies, as ranked by float-adjusted market capitalization, with exposure scores of 1 from the eligible universe are selected.
3.	In the event of fewer than 30 qualifying stocks with an exposure score of 1, the largest companies, as ranked by float-adjusted market capitalization, from within the eligible universe with an exposure score of 0.5 are selected until the count reaches 30.
4.	From the 30 companies selected in the prior steps, those with an S&P Trucost Limited (“Trucost”) carbon-to-revenue footprint standard score greater than three are excluded from S&P Global Clean Energy IndexTM inclusion and replaced with the next highest ranked stock in order to satisfy the S&P Global Clean Energy IndexTM’s target constituent count of 30. Replacement stocks must have a carbon-to-revenue footprint lower than those being replaced to qualify for S&P Global Clean Energy IndexTM inclusion. Companies without Trucost coverage are eligible for S&P Global Clean Energy IndexTM inclusion. The carbon-to-revenue footprint standard score is calculated by subtracting the mean carbon-to-revenue footprint of the 30 selections as of the rebalancing reference date from each selection’s carbon-to-revenue footprint and then dividing the difference by the standard deviation. The top and bottom five percent are excluded from the mean and standard deviation calculations. Companies without a Trucost carbon-to revenue footprint are excluded from the carbon-to-revenue footprint standard score calculation process.

Exposure Scores
0	0.5	1
Eliminated, no exposure.	Multi-industry with significant clean energy exposure	Primary business is clean energy

The carbon-to-revenue footprint data used in the methodology is calculated by Trucost, and is defined as the company’s annual greenhouse gas (“GHG”) emissions (direct and first tier indirect), expressed as metric tons of carbon dioxide equivalent (tCO2e) emissions, divided by annual revenues for the corresponding year, expressed in millions of US dollars. Trucost’s annual research process evaluates environmental performance of a given company with one output of this process being its annual GHG emissions profile.

Trucost Environmental Register Research Process

1.	Map company business segments. Trucost maps company business segments to more than 450 business activities in the Trucost model. The model is based on the North American Industry Classification System (NAICS), but goes into greater granularity in some areas, such as power generating utilities.
2.	Estimate data-modelled profile. Once company business segments have been mapped to Trucost sectors and their share of revenue apportioned to each, Trucost is able to generate a data-modelled profile for the company. Trucost uses its environmentally extended input-output (EEIO) model to estimate data for over 800 environmental and operational metrics across
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the entire operations of companies; from the raw materials they depend on in their supply chains to the electricity they purchase to power their operations.

3.	Collect public disclosure. Trucost searches for environmental performance information in annual reports, sustainability reports, websites and other publicly disclosed sources. Third party datasets, like disclosures to the Carbon Disclosure Project (“CDP”), are also reviewed. Trucost then standardizes reported environmental performance data to best practice guidelines so that it can be compared across companies, regions, and business activities. To correct errors in company reporting, data control procedures are applied, including sector specialist data reviews, automated outlier identifications and year-on-year comparisons. Wherever a material metric is not disclosed, Trucost uses the modelled value, to estimate the missing data fields. CDP is a not-for-profit charity that surveys companies on Climate, Water and Forestry issues and aggregates the collected disclosures.
4.	Engage with company. Trucost then conducts an annual engagement with each company, providing the opportunity to verify environmental performance and provide additional information. Companies are further welcomed to contact Trucost analysts at any point in their environmental reporting cycle to provide their most recently available data. This supports Trucost’s efforts to utilize the most up-to-date company information and to maximize data quality.

Greenhouse Gas Emissions Data

The S&P Global Clean Energy IndexTM uses Trucost’s greenhouse gas emissions data set. Quantities of greenhouse gas emissions are normalized by sales to calculate the company’s carbon intensity, or “carbon-to-revenue footprint.” The S&P Global Clean Energy IndexTM uses direct and first-tier indirect emissions in the carbon-to-revenue footprints.

Constituent Weighting

Constituents are weighted based on the product of each constituent’s float-adjusted market capitalization and exposure score, subject to a single constituent weight cap of 4.5%.

The S&P Global Clean Energy IndexTM Calculation

The S&P Global Clean Energy IndexTM is a modified market capitalization-weighted index where index constituents have a defined weight in the S&P Global Clean Energy IndexTM. The index value of the S&P Global Clean Energy IndexTM is simply the market value of the S&P Global Clean Energy IndexTM divided by the index divisor:

Index Value = (Index Market Value) / Divisor

Index Market Value = × Sharesi × IWFi × FxRateI × AWFi

where, Pi the price of stock i, Sharesi are the oustanding shares of stock i, IWFi is the float factor of stock i (as defined below), AWFi is the adjustment factor of stock i assigned at each index rebalancing date, t, which adjusts the market capitalization for all index constituents to achieve the user-defined weight, while maintaining the total market value of the overall index and FxRatei is the exchange rate from the local currency into index currency for stock i. The AWF for each index constituent, i, at rebalancing date, t, is calculated by:

AWFi,t = Z / FloatAdjustedMarketValuei,t × Wi,t × FxRatei

where Z is an index specific constant set for the purpose of deriving the AWF and, therefore, each stock’s share count used in the index calculation (often referred to as modified index shares). Wi,t is the user-defined weight of stock i on rebalancing date t and FxRate is the exchange rate from the local currency into index currency for stock i.

Float Adjustment. Float adjustment means that the number of shares outstanding is reduced to exclude closely held shares from the calculation of the index value because such shares are not available to investors. The goal of float adjustment is to distinguish between long-term, strategic shareholders, whose holdings are not considered to not be available to the market, and shareholders who are considered more short-term in nature.

For each component, S&P Dow Jones calculates an Investable Weight Factor (“IWF”), which represents the portion of the total shares outstanding that are considered part of the public float for purposes of the S&P Global Clean Energy IndexTM.

The purpose of the S&P Global Clean Energy IndexTM divisor is to maintain continuity of the S&P Global Clean Energy IndexTM level following the implementation of corporate actions, index rebalancing events, or other non-market driven actions. To assure that the S&P Global Clean Energy IndexTM’s value, or level, does not change when stocks are added or deleted, the divisor is adjusted to offset the change in market value of the S&P Global Clean Energy IndexTM. Thus, the divisor plays a critical role in the S&P Global Clean Energy IndexTM’s ability to provide a continuous measure of market valuation when faced with changes to the stocks included in the S&P Global Clean Energy IndexTM. In a similar manner, some corporate actions that cause changes in the market value of the stocks in the S&P Global Clean Energy IndexTM should not be reflected in the S&P Global Clean Energy IndexTM level. Adjustments are made to the divisor to eliminate the impact of these corporate actions on the S&P Global Clean Energy IndexTM value.

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The S&P Global Clean Energy IndexTM Maintenance and Adjustments

The S&P Global Clean Energy IndexTM is rebalanced on the last trading of March and September based on the last trading date of February and August, respectively.

The table below summarizes the type of index maintenance adjustments and indicate whether or not an index adjustment is required.

Type of Corporate Action	Comments	Divisor Adjustment
Spin-off	All spun-off companies are added to and remain in the S&P Global Clean Energy IndexTM until the subsequent rebalancing.	No
Constituent Change	There are no intra-rebalancing additions with the exception of spin-offs.	-

Deletions due to delistings, acquisition or any other corporate event resulting in the deletion of the stock from the S&P Global Clean Energy IndexTM will cause the weights of the rest of the stocks in the S&P Global Clean Energy IndexTM to change. Relative weights will stay the same.

Yes
	Constituents changing their GICS® classification to a non-eligible GICS® classification will be removed at the next rebalancing.	-
	Rebalancing changes including additions, deletions and weight changes.	Yes

Index Committee

The S&P Global Clean Energy IndexTM is maintained by the Index Committee. The Index Committee meets regularly. At each meeting, the Index Committee may review pending corporate actions that may affect the S&P Global Clean Energy IndexTM constituents, statistics comparing the composition of the S&P Global Clean Energy IndexTM to the market, companies that are being considered as candidates for addition to the S&P Global Clean Energy IndexTM, and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting companies, treatment of dividends, share counts or other matters.

S&P Dow Jones considers information about changes to the S&P Global Clean Energy IndexTM and related matters to be potentially market moving and material. Therefore, all Index Committee discussions are confidential.

The Index Committee reserves the right to make exceptions when applying the methodology if the need arises. In any scenario where the treatment differs from the general rules S&P Dow Jones will provide sufficient notice, whenever possible.

In addition to the daily governance of the S&P Global Clean Energy IndexTM and maintenance of index methodologies, at least once within any 12-month period, the Index Committee reviews the methodology to ensure the S&P Global Clean Energy IndexTM continues to achieve the stated objectives, and that the data and methodology remain effective. In certain instances, S&P Dow Jones may publish a consultation inviting comments from external parties.

PS-17 | Structured Investments Capped Buffered Return Enhanced Notes Linked to the iShares® Global Clean Energy ETF